UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001- 39258

BTC DIGITAL LTD.

(Translation of registrant’s name into English)

61 Robinson Road Level 6 & 7

#738, Singapore 068893

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Receipt of Nasdaq Notification Regarding Compliance with Nasdaq Minimum Bid Price Requirement

BTC Digital Ltd., an exempted company with limited liability formed in the Cayman Islands (the “Company”), received a deficiency letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) on August 27, 2026, indicating that the Company was not in compliance with Nasdaq Rule 5550(a)(2) (the “Bid Price Rule”), as the closing bid price for the Company’s ordinary shares had been below $1.00 per share for the preceding 30 consecutive business days. In accordance with the Nasdaq Listing Rules, the Company was provided 180-day compliance period, or until February 23, 2027 (the “Compliance Period”), to regain compliance with the Bid Price Rule. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance, the Company may be eligible for additional time. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 2, 2026

BTC Digital Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

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